UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On March 23, 2026, Ascendis held its Annual General Meeting. 56,234,042 ordinary shares of Ascendis (which includes 55,780,639 ordinary shares represented by American Depositary Shares), representing in total 90.16% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan as chairman of the meeting.

Shareholders holding 56,172,332 ordinary shares voted in favor of the proposal.

Shareholders holding 404 ordinary shares voted against the proposal and shareholders holding 61,306 ordinary shares abstained from voting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report (including Sustainability and P-ESG report) for the year ended December 31, 2025 and resolved to discharge the Board of Directors (the “Board”) of the Company and management from liability.

Shareholders holding 55,910,442 ordinary shares voted in favor of the proposal.

Shareholders holding 238,131 ordinary shares voted against the proposal and shareholders holding 85,469 ordinary shares abstained from voting.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved that the consolidated loss for the year ended December 31, 2025 of EUR 228 million be carried forward to the year ending December 31, 2026 through recognition in accumulated deficit.

Shareholders holding 56,156,016 ordinary shares voted in favor of the proposal.

Shareholders holding 15,137 ordinary shares voted against the proposal and shareholders holding 62,889 ordinary shares abstained from voting.

Agenda Item 5: Election of Board Members

Ascendis shareholders re-elected all members of the Board and elected Jean-Jacques Bienaimé as a new non-executive member of the Board, with the term for each such Board member to expire at the Annual General Meeting of the Company to be held in 2027.

Shareholders holding 48,137,709 ordinary shares voted in favor of Albert Cha. Shareholders holding 8,096,333 ordinary shares abstained from voting.

Shareholders holding 51,152,715 ordinary shares voted in favor of Lars Holtug. Shareholders holding 5,081,327 ordinary shares abstained from voting.

Shareholders holding 55,663,224 ordinary shares voted in favor of Jan Møller Mikkelsen. Shareholders holding 570,818 ordinary shares abstained from voting.

Shareholders holding 50,392,308 ordinary shares voted in favor of Lisa Jane Morrison. Shareholders holding 5,841,734 ordinary shares abstained from voting.

Shareholders holding 55,817,044 ordinary shares voted in favor of William Carl Fairey Jr. Shareholders holding 416,998 ordinary shares abstained from voting.

Shareholders holding 50,392,563 ordinary shares voted in favor of Siham Imani. Shareholders holding 5,841,479 ordinary shares abstained from voting.

Shareholders holding 55,564,133 ordinary shares voted in favor of Jean-Jacques Bienaimé. Shareholders holding 669,909 ordinary shares abstained from voting.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shareholders holding 55,573,191 ordinary shares voted in favor of the proposal.

Shareholders holding 660,851 ordinary shares abstained from voting.

Agenda Item 7: Proposals from the Board and/or Shareholders

7a – Proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board granting authorization to the Board to purchase shares in accordance with the Danish Companies Act, Section 198 or American Depositary Shares representing a corresponding amount of shares in the Company as treasury shares.

The Board specifically proposed the following authorization:

“The board of directors is authorized, in accordance with the Danish Companies Act, Section 198, during the period until 22 March 2031 on one or more occasions to purchase up to nominal DKK 1,000,000 shares or American Depositary Shares representing a corresponding number of shares in the Company as treasury shares. The minimum price per share shall be DKK 1 and the maximum price per share shall not exceed the market price. The proposed authorization shall be in addition to the authorizations granted by the shareholders at the annual general meetings held in 2021 and 2023, respectively. It is noted that the authorization granted at the general meeting in 2021 will expire in May 2026.”

Shareholders holding 55,705,278 ordinary shares voted in favor of the proposal.

Shareholders holding 302,313 ordinary shares voted against the proposal and shareholders holding 226,451 ordinary shares abstained from voting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: March 24, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer